FOR IMMEDIATE RELEASE

                                                           Contact: Don TenBarge
                                                                812-423-6200

                                                               William W. Galvin
                                                          The Galvin Partnership
                                                                    203-618-9800

                            Brill Media Company, LLC
          Reports Second Quarter and Year to Date Fiscal 2002 Results:

       Revenues Down 4% and Media Cashflow Down 9% for the Second Quarter
            Revenues Down 4% and Media Cashflow Down 12% Year to Date

Evansville, IN, October 11, 2001 - Brill Media Company, LLC and Brill Media Management, Inc., (together referred to as the "Company"), operator of radio stations, newspapers and related businesses in middle markets, today reported results for the second quarter and year-to-date of fiscal 2002.

For the quarter ended August 31, 2001, revenues decreased 4% to $11.4 million from $11.9 million for the prior comparative quarter while media cashflow decreased 9% to $2.8 million from $3.1 million. Newspaper revenues were down 5% with media cashflow declining by 14% while the revenues at radio operations decreased 3% resulting in a 5% decrease in media cashflow compared with the same quarter last year.

Primarily because of declining revenue in the latest quarter, the Company reported a larger net loss of $3.2 million compared with a $2.7 million loss in the comparative quarter last year.

For the six month period ended August 31, 2001, revenues decreased 4% to $22.8 million from $23.7 million for the prior year while media cashflow decreased 12% to $5.7 million from $6.5 million. Newspaper revenues were down 4% with media cashflow declining by 16% from the same period last year. The radio operations experienced a revenue decrease of 4% and a 9% decrease in media cashflow for the same comparative period.

The Company reported a net loss of $6.3 million compared with a $5.0 million loss in the comparative period last year due to a decrease in revenues and interest income combined with an increase in depreciation expense.

Alan R. Brill, President and Chief Executive Officer, said, "Media companies throughout the US have been faced with a slower economy and weak advertising demand since the fall of 2000. In our operations, we have continued to experience a weaker market for advertising expenditures although the magnitude varies by region. We continue to try to find ways to offset market conditions.

"Our radio station clusters continue to share among the top listenership and revenue positions in their respective markets. At the same time, our newspaper group experienced gains in local rate and supplement quantities which have helped offset losses in local lineage.

"As we move into the fall quarter, the recent world events have hampered the economy's recovery. However, we believe when consumer confidence is restored, with the assistance of strong government economic stimulus, we will see a return to a much more favorable economy. We are actively utilizing our mediums to boost consumer awareness of their part in the solution. We refuse to hamper the operating efficiencies we have built in recent years by over-reacting to these recent world events and stripping our properties of their strength, but we are doing our best to operate with extreme efficiency.

"Over the coming quarters, we will focus on increasing consumer confidence in our markets through on-air and print campaigns to bolster spending. Collectively our operating managers will be focused on expanding market share, working to hold rate integrity and controlling expenses. Our historical presence in each market lends strength to our operations and assures advertisers that we are in this for the long haul with them," Mr. Brill concluded.

Brill Media is a diversified media enterprise that currently owns, operates or manages thirteen radio stations in four markets and 27 publications in a large Michigan marketplace. All of the capital stock of the Company is owned by the President, Alan R. Brill.


                                    -Table Follows-

                            BRILL MEDIA COMPANY, LLC
                         HISTORICAL FINANCIAL HIGHLIGHTS
                             (Dollars in Thousands)

                           Three Months Ended August 31         Six Months Ended August 31
                          Fiscal      Fiscal                  Fiscal      Fiscal
                           2002        2001     % Change       2002        2001     % Change
--------------------------------------------------------------------------------------------

Revenues                 $11,423     $11,940      (4.3)      $22,855     $23,733      (3.7)
Media Cashflow             2,820       3,110      (9.4)        5,696       6,485     (12.2)
EBITDA                     1,821       2,133     (14.6)        3,675       4,509     (18.5)
Operating Income             741       1,240     (40.3)        1,651       2,752     (40.0)
Net Income (Loss)         (3,257)     (2,743)                 (6,309)     (4,993)



The term Media Cashflow represents EBITDA plus incentive plan expense, management fees, time brokerage fees paid, acquisition related consulting expense and interest income from loans made by the Company to managed affiliates. EBITDA represents operating income plus depreciation and amortization expense. As used above Media Cashflow and EBITDA include the results of unrestricted subsidiaries and therefore differ from the same terms as defined in the Indenture for the Company's Senior Notes. Media Cashflow is not a measure of performance calculated in accordance with GAAP and in addition, the term Media Cashflow may not be comparable to related or similar measures as reported by other companies.

The matters discussed in this press release include forward-looking statements. In addition, when used in this press release, the words "intends to," "believes," "anticipates," "expects," and similar expressions are intended to identify forward-looking statements. Such statements are subject to a number of risks and uncertainties. Actual results in the future could differ materially and adversely from those described in the forward-looking statements as a result of various important factors, including the impact of changes in national and regional economies, successful integration of acquired radio stations and newspapers (including achievement of synergies and cost reductions), pricing fluctuations in local and national advertising, volatility in programming costs, the availability of suitable acquisitions on acceptable terms and the risk factors set forth in the Company's Registration Statement filed with the Securities and Exchange Commission. The Company undertakes no obligation to publicly release the result of any revision to these forward-looking statements that may be made to reflect any future events or circumstances.